SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March, 2004

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

[ Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ]

Form 20-F   X       Form 40-F

[ Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]

Yes           No   X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION

(Registrant)

By:	/s/ Masahiko Goto

(Signature) Masahiko Goto President

Date: March 17, 2004

For immediate release

March 17, 2004

Company name:	Makita Corporation
Representative:	Masahiko Goto, President
Code number:	6586
Stock exchange listings:	First sections of the Tokyo and
Nagoya stock exchanges

Makita Planning to Increase Its Dividend
for the Second Half of the Fiscal Year Ending March 31, 2004 (92nd Period)

     Makita announces that its Board of Directors, at their meeting held March 17, 2004, approved an increase in the dividend per share for the second half of the fiscal year ending March 31, 2004 (92nd Period, Fiscal 2004). The details are as follows.

1.	Reasons for Increasing the Dividend

     Thus far, the Company has regarded 18 yen per share as a stable annual dividend and its policy has been to maintain this level. However, to reward the Company’s shareholders more proactively, in addition to the annual dividend of 18 yen per share, the Board of Directors has decided to increase the dividend—after giving due consideration to the Company’s performance, its dividend propensity, and other factors.
     Accordingly, in view of Makita’s favorable financial results and other factors, the Company will increase its dividend for the second half of fiscal 2004 to 9 yen per share and pay a special additional dividend of 4 yen per share, thus bringing the total dividend for the second half of fiscal 2004 to 13 yen per share. A proposal for this increase will be submitted to the 92nd General Meeting of Shareholders scheduled for June 2004.

2.	Dividends for Fiscal 2004 (From April 1, 2003 to March 31, 2004)

	Cash dividend	Cash dividend	Total cash dividend
	per share for the	per share for the	per share for
	interim period	second half	the year
Dividend outlook issued Oct. 28, 2003	9 yen	9 yen	18 yen
Revised outlook	9 yen	13 yen	22 yen
(With a special
dividend of 4 yen)
Dividend in fiscal 2003	9 yen	9 yen	18 yen

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

English Translation of press release originally issued in Japanese Language